SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)

inSilicon Corporation
(Name of Subject Company (issuer))

Ferrite Acquisition Corp. (Offeror)
Synopsys, Inc. (Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK
(Title of Class of Securities)
45769H108
(CUSIP Number of Class of Securities)

Aart J. De Geus
Chief Executive Officer
Synopsys, Inc.
700 East Middlefield Road
Mountain View, CA 94043
(650) 584-5000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:
Aaron J. Alter, Esq.
Steve L. Camahort, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$72,514,715	$6,671.35

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, based on the product of (i) $4.05 (i.e. the tender offer price) and (ii) 17,904,868, the maximum number of shares of inSilicon common stock to be acquired in this tender offer and the merger (including 744,332 shares issuable upon redemption of the exchangeable preferred stock of inSilicon Canada Ltd. and 1,963,613 shares issuable upon exercise of options with a per share price less than or equal to the tender offer price).

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 issued by the Securities and Exchange Commission on January 16, 2002, equals 0.0092% of the transaction valuation.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid: $6,671.35	Filing Parties: Ferrite Acquisition Corp. and Synopsys, Inc.
Form or Registration No.: SC TO-T	Date Filed: August 6, 2002

☐    Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEMS 1-11.

This Amendment No. 5 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed initially with the Securities and Exchange Commission on August 6, 2002, as amended on August 15, 2002, August 21, 2002, September 5, 2002 and September 13, 2002 (the “Schedule TO”), by Ferrite Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Synopsys, Inc., a Delaware corporation (“Synopsys”). The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of Common Stock (the “Shares”) of inSilicon Corporation, a Delaware corporation (“inSilicon”), at a purchase price of $4.05 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 6, 2002 (the “Offer to Purchase”), and in the related Letters of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1), (a)(2) and (a)(3) thereto, respectively. The information set forth in the Offer to Purchase, including Schedule I thereto, and the related Letters of Transmittal, are hereby incorporated by reference in answer to Items 1-11 of the Schedule TO. Capitalized terms that are used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule TO or the Offer to Purchase, as applicable.

Items 1-11 of the Schedule TO are hereby amended and supplemented to add to the end thereof the following:

“On September 18, 2002, Synopsys issued a press release announcing that the Purchaser had extended its offer to purchase all of the outstanding Shares at a price of $4.05 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, until 12:00 midnight, New York City time, on Thursday, September 19, 2002. A copy of the press release is attached hereto as Exhibit (a)(15) and is incorporated herein by reference. The Offer had been previously scheduled to expire at 12:00 midnight, New York City time, on Tuesday, September 17, 2002. The Depositary has advised Synopsys and the Purchaser that, as of 10:00 p.m., New York City time, on Tuesday, September 17, 2002, an aggregate of approximately 14,631,562 Shares had been tendered to the Purchaser in the Offer (including all of the 10,450,010 Shares held by inSilicon’s majority stockholder, Phoenix Technologies Ltd.), representing approximately 95% of the outstanding Shares, which also constitutes a majority of the Fully Diluted Shares. The Depositary also advised Synopsys and the Purchaser that, as of 10:00 p.m., New York City time, on Tuesday, September 17, 2002, notices of guaranteed delivery had been received in respect of approximately 16,080 Shares.

The expiration date of the Offer has been extended because the initial 30-day waiting period applicable to the per-merger notification filing made by the parties under the Fair Trade Law of Taiwan has not expired nor has the Taiwan Fair Trade Commission formally notified Synopsys that it has made a decision not to exercise jurisdiction over the transaction. Satisfaction of the Taiwanese requirements is a condition to the obligation of the Purchaser to purchase tendered Shares. The Purchaser is obligated to extend the expiration date of the Offer until the Taiwanese requirements, as well as other conditions, are satisfied or the Merger Agreement is terminated in accordance with its terms.”

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ITEM 12.    Exhibits.

(a)(1)	Offer to Purchase, dated August 6, 2002.*

(a)(2)	Letter of Transmittal.*

(a)(3)	Special Letter of Transmittal.*

(a)(4)	Notice of Guaranteed Delivery.*

(a)(5)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(8)	Instructions for Form W-8BEN.*

(a)(9)
Joint Press Release issued by Synopsys and inSilicon on July 23, 2002 (incorporated by reference to Synopsys’s Schedule TO (preliminary communication) filed with the Securities and Exchange Commission on July 24, 2002, Exhibit (a)(5)(1)).

(a)(10)	Summary Newspaper Advertisement published August 6, 2002.*

(a)(11)	Supplement to be delivered to stockholders of inSilicon who are residents of Ontario, Canada.*

(a)(12)	Press Release issued by Synopsys, dated August 21, 2002.*

(a)(13)	Press Release issued by Synopsys, dated September 5, 2002.*

(a)(14)	Press Release issued by Synopsys, dated September 13, 2002.*

(a)(15)	Press Release issued by Synopsys, dated September 18, 2002.

(b)	Not applicable.

(d)(1)
Agreement and Plan of Merger, dated as of July 23, 2002, among Synopsys, Purchaser and inSilicon (incorporated by reference to Synopsys’s Schedule 13D filed with the Securities and Exchange Commission on July 31, 2002, Exhibit (2)(a)).

(d)(2)
Tender and Voting Agreement, dated as of July 23, 2002, between Synopsys and Phoenix Technologies Ltd. (incorporated by reference to Synopsys’s Schedule 13D filed with the Securities and Exchange Commission on July 31, 2002, Exhibit (3)(a)).

(d)(3)
Form of Tender and Voting Agreement entered into by Synopsys and each director and executive officer of Synopsys, together with an introductory table showing the number of shares of inSilicon Common Stock beneficially owned by each such director and executive officer (incorporated by reference to Synopsys’s Schedule 13D filed with the Securities and Exchange Commission on July 31, 2002, Exhibit (3)(b)).

(d)(4)	Confidentiality Agreement, dated June 7, 2002, among Synopsys, inSilicon and Phoenix Technologies Ltd.*

(d)(5)	Exclusivity Letter Agreement, dated June 7, 2002, as amended July 12, 2002.*

(d)(6)	Amendment to Agreement and Plan of Merger.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

ITEM 13.    Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FERRITE ACQUISITION CORP.

By:	/s/ ROBERT B. HENSKE

	Name:	Robert B. Henske
	Title:	Vice President

SYNOPSYS, INC.

By:	/s/ ROBERT B. HENSKE

	Name:	Robert B. Henske
	Title:	Chief Financial Officer

Dated: September 18, 2002

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INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Offer to Purchase, dated August 6, 2002.*

(a)(2)	Letter of Transmittal.*

(a)(3)	Special Letter of Transmittal.*

(a)(4)	Notice of Guaranteed Delivery.*

(a)(5)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(8)	Instructions for Form W-8BEN.*

(a)(9)
Joint Press Release issued by Synopsys and inSilicon on July 23, 2002 (incorporated by reference to Synopsys’s Schedule TO (preliminary communication) filed with the Securities and Exchange Commission on July 24, 2002, Exhibit (a)(5)(1)).

(a)(10)	Summary Newspaper Advertisement published August 6, 2002.*

(a)(11)	Supplement to be delivered to stockholders of inSilicon who are residents of Ontario, Canada.*

(a)(12)	Press Release issued by Synopsys, dated August 21, 2002.*

(a)(13)	Press Release issued by Synopsys, dated September 5, 2002.*

(a)(14)	Press Release issued by Synopsys, dated September 13, 2002.*

(a)(15)	Press Release issued by Synopsys, dated September 18, 2002.

(b)	Not applicable.

(d)(1)
Agreement and Plan of Merger, dated as of July 23, 2002, among Synopsys, Purchaser and inSilicon (incorporated by reference to Synopsys’s Schedule 13D filed with the Securities and Exchange Commission on July 31, 2002, Exhibit (2)(a)).

(d)(2)
Tender and Voting Agreement, dated as of July 23, 2002, between Synopsys and Phoenix Technologies Ltd. (incorporated by reference to Synopsys’s Schedule 13D filed with the Securities and Exchange Commission on July 31, 2002, Exhibit (3)(a)).

(d)(3)
Form of Tender and Voting Agreement entered into by Synopsys and each director and executive officer of Synopsys, together with an introductory table showing the number of shares of inSilicon Common Stock beneficially owned by each such director and executive officer (incorporated by reference to Synopsys’s Schedule 13D filed with the Securities and Exchange Commission on
July 31, 2002, Exhibit (3)(b)).

(d)(4)	Confidentiality Agreement, dated June 7, 2002, among Synopsys, inSilicon and Phoenix Technologies Ltd.*

(d)(5)	Exclusivity Letter Agreement, dated June 7, 2002, as amended July 12, 2002.*

(d)(6)	Amendment to Agreement and Plan of Merger.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.